HARD CREEK NICKEL CORPORATION

ANNUAL MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the year ending December 31, 2009 and includes information up to March 24, 2010 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2009. All amounts are expressed in Canadian dollars unless otherwise stated.

1.2 Overall Performance
The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The claims are contiguous, and as of the date of this report, cover an area of approximately 33,220 hectares. These claims include approximately 2919 hectares of new claims (Flat Claims) that were added in late September 2009 in the Flat Creek area. Assessment work has been applied to the Flat Claims to keep them in good standing until September 20, 2011. All of the Turnagain Property claims other than the Flat Claims have had assessment work applied to them to keep them in good standing until at least Dec 1, 2018.

During 2009 the Company focused its technical efforts on the Turnagain relational drill hole database, geological and mineralization model refinement, metallurgical testwork, First Nations discussions and updating the previous AMEC Americas Limited's Preliminary Assessment (PA). Wardrop Engineering Inc. was contracted on August 11, 2009 to update the existing January 2008 PA. Results on the update were released on March 5, 2010. The report will be filed on SEDAR on or before April 19, 2010.

In addition to the Turnagain property, the Company holds, by staking, several additional areas of interest in the Liard Mining Division including the Lime, Dease Lime and Wheaton Lime Claims. The Company no longer holds any other mineral claims outside the Liard Mining Division.

In November 2009, the Company acquired by staking the Wheaton Lime Claim block located approximately 20 kilometers southwest of the Turnagain Nickel Property. The claim block covers approximately 1360 hectares. Assessment work will be completed on this property during the 2010 field season.

Some prospecting work was conducted on the Dease Lime claims in 2009. Assessment work was filed to keep them in good standing until March 1, 2012.

The Company relies on equity financings to fund its operations. There were no share issuances during the year ending December 31, 2009. At December 31, 2009, the Company’s working capital was $1,891,359.

1.3 Selected Annual Information

	Dec 31 2007	Dec 31 2008	Dec 31 2009
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(2,852,726)	(2,524,141)	(1,238,438)
Net Income (Loss)	(1,778,211)[2]	(1,958,267)[3]	(1,477,538)[4]
Net Income (Loss) per share	($0.03)	($0.03)	($0.02)
Total Assets	33,846,521	31,637,006	30,920,228
Total Liabilities	1,827,125	549,444	1,104,730
Resource Properties abandoned or written off in year	68,158	44,662	6,527

1The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The Net loss in 2007 differs from the Loss due to a future income tax recovery and interest income.
3 The Net loss in 2008 differs from the Loss due to a future income tax recovery and interest income.
4 The Net loss in 2009 differs from the Loss due to a future income tax expense and interest income.

1.4 Results from Operations

General and Administrative - During fiscal 2009, the Company incurred a net loss of $1,477,538 ($0.02 per share) compared to a net loss of $1,958,267 ($0.03 per share) in fiscal 2008. The administrative expenses for 2009 were $1,238,438, down from $2,524,141 in the prior year. Total administrative expenses include a non-cash expense to recognize the fair value of stock options granted and vested; these amounts were $149,060 and $317,436 in 2009 and 2008, respectively. Excluding these items, the 2009 administrative expenses were $1,089,378, down from $2,206,705 in 2008. Investor relations expenses in 2009 were $127,593 (2008: $597,397), a decrease of $469,804 or 79% due primarily from the decrease in participation in resource and investment shows and investor relations contracts with firms in the United States, Canada and Europe. Travel and promotion expenses in 2009 were $33,773 (2008: $114,745), a decrease of $80,972 or 71% primarily from the reduction in travel to participate in resource and investment shows. The Company incurred costs of $6,527 (2008: $44,662) from the write-down of abandoned properties during 2009. Financing costs in 2009 were $Nil (2008: $426,700) since there were no equity transactions or re-pricing of warrants or stock options. Office and general expenses in 2009 were $314,950 (2008: $380,328) down $65,378 or 17% primarily from the TSX listing fee the Company incurred during the previous year. Consulting expenses for 2009 were $6,800 (2008: $150,180) down $143,380 or 95% primarily from the cost cutting of non essential administrative services. The Company incurred $268,000 in management fees in 2009 compared to $154,000 in 2008, an increase of $114,000 or 74% primarily from the addition of one senior executive. In general, there were no other areas with significant increases or decreases compared to the previous year. Excluding amortization, financing costs and stock based compensation, the total general and administrative expenses for the year were approximately $89,000 per month compared to $147,000 per month in 2008. During 2009 the Company earned $22,688 from short term investments in GIC’s (2008: $463,052), a decrease of $440,364 or 95% primarily from the reduction in the company’s cash position from operations and the exploration program over the previous twelve months. Future income taxes for 2009 was $261,788 (2008: ($102,822)), an increase of $364,610 primarily from the change in tax and resource pools as a result of an audit by the Canada Revenue Agency, refer to Note 8 of the Company's 2010 annual audited financial statements.

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Exploration - During the year ended December 31, 2009, the Company incurred exploration expenses of $2,454,835 on the Turnagain property (2009: $4,505,695). This $2,050,860 reduction of exploration expenses was primarily the result of the Company not conducting any exploration drilling during 2009 and changing its efforts primarily on the Turnagain relational drill hole database, geological and mineralization model refinement, metallurgical testwork and continued discussions with the Kaska Dena and Tahltan.

Discussions initiated in 2004 with the Kaska Dena and Tahltan have resulted in the signing of the October 15, 2008 “Cornerstone Agreement” and the July 13, 2009 Traditional Knowledge Protocolwith the Kaska Dena and the September 15, 2009 Memorandum of Understanding with the Tahltan Central Council.. A draft of a Kaska Dena Traditional Knowledge Report on the Turnagain Project has been completed with the final document anticipated in 2010. These agreements and reports will lay the foundation of a respectful, cooperative and progressive relationship to facilitate the development of the Turnagain Project between the Tahltan, Kaska Dena, and the Company. The details of a Socio-Economic Participation Agreement (SEPA) are being negotiated with the Kaska Dena. Discussions are also on-going with the Tahltan to develop similar type agreements.

During 2009 the Company has developed an extensive relational drill hole database and contracted Ron Simpson, P.Geo., of GeoSim Services Inc. to provide an update of the Turnagain resource which includes all of the drilling results to date. The update was released on May 25, 2009. The table below presents the estimate of the resource of the Turnagain Nickel deposit using a 0.10% AC-Ni cut-off, of 695 million tonnes of Measured and Indicated resources at 0.174% AC-Ni and an additional 510 million tonnes of Inferred resources at 0.173% AC-Ni. Blocks with estimated sulphur content below 0.35% were excluded from the mineral resource. A total of 72715 metres of diamond drilling in 273 drill holes were used to develop the resource model.

Mineral Resource Estimate

Cut-off Grade of 0.10% AC-Ni *	Tonnage	% AC - Ni	% total Ni	% total Co
Measured	213,270,000	0.182	0.230	0.014
Indicated	481,742,000	0.170	0.210	0.014
Measured + Indicated	695,012,000	0.174	0.216	0.014
Inferred	510,818,000	0.173	0.199	0.014

            *Note: “% AC- Ni” refers to nickel in sulphide minerals.

The updated resource utilizes all the recent drill hole information to date, including holes from the 2008 exploration program. Historic drill holes and analytical results prior to 2002 (1967 – 1998 inclusive) were not used in the estimate.

The bulk of the metallurgical testwork completed in 2009 was designed towards developing improved mill performance characteristics. This testwork was carried out by G&T Metallurgical Services Ltd. (G&T) in Kamloops, BC, and Western Minerals Technology Pty Ltd (WMT) a division of Norilsk Processing Pty Ltd (NPT) in Perth, Australia. This work was managed and supervised under the direction of Mr. John Hoffert, P.Eng. of Hoffert Processing Solutions Inc. (HPS). Gary Johnson, WMT’s Managing Director also provided metallurgical consulting services to the Company.

The laboratory portions of the Phase II metallurgical testwork program focused on developing a plant design using conventional grinding and flotation technology with reduced nickel recovery losses, lower reagent consumption and higher nickel grade in the flotation circuit has been completed. G&T conducted the program with supporting test work carried out by WMT at their Perth facilities. Final reports related to the Phase II program has been completed and were received on November 17, 2009.

The reagent scheme and nickel flotation kinetics developed during the Phase II program were utilized in a pilot plant facility at G&T Laboratories in Kamloops to create a range of concentrates under the direct supervision of HPS and WMT during the month of August 2009.

Some of the pilot plant concentrates were used in batch laboratory testing to develop potential hydrometallurgical refining processes. All of the concentrates were shipped to Perth for amenability testing of the Activox® process in early September 2009. Initial Activox® hydrometallurgical tests have been completed with the final results and report received December 7, 2009. A concentrate sample was also shipped from Perth to the Outotec Research Center in Pori, Finland to conduct “Nickel Chloride Leach” amenability testing as an alternative to the Activox® process. This work was completed with the final report received Feb 8, 2010.

Wardrop was contracted on August 11, 2009 to update the existing January 2008 PA. Results on the update were released on March 5, 2010. The report will be filed on SEDAR on or before April 19, 2010.

The PA recommends open pit mining, milling at a rate of 87,000 tonnes per day, conventional flotation, and Outotec’s chloride leach process followed by on-site nickel solvent extraction – electrowinning (SX-EW) metal refining. With a base case long term price of $8.50 per lb nickel and $17.50 per lb cobalt (all financial data are $U.S.), the study shows the project has a pre-tax Net Present Value of $819 million using an 8% discount rate. The mine would recover 1.88 billion pounds of payable nickel at an average “life of mine” strip ratio of 0.74 to 1 with an overall refined nickel recovery of 52.8% over 24.4 years.

Capital costs for the mine, process plant, refinery and infrastructure development are estimated to be $2.92 billion.

The highlights from the PA were as follows:

Base Case Assumptions (without escalation):

Nickel Price: $8.50 per lb.
Cobalt Price: $17.50 per lb.
Exchange Rate: $0.90 U.S. $ / Can $

Resources:

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured + Indicated	:	695,012,000 tonnes @ 0.216% Ni and 0.014% Co
Inferred	:	510,818,000 tonnes @ 0.199% Ni and 0.014% Co

Mining and Production:

Strip Ratio (LOM)	- - - - -	0.74 to 1
Annual Throughput	- - - - -	31,138 million tonnes
Daily Milling Rate	- - - - -	87,000 tonnes
Total Ore Milled	- - - - -	761.2 million tonnes @ 0.212% Ni and 0.014% Co
Mill Recoveries	- - - - -	55.3% of Ni and 49.8% of Co
Refinery Recoveries	- - - - -	95.6% of Ni and 95.0% of Co
Annual Payable Metal:	- - - - -	35,006 tonnes (77.0 million pounds) Ni as metal
	- - - - -	2,003 tonnes ( 4.4 million pounds) Co as precipitate

Capital Cost:	- - - - -	$2,925 million

Operating Costs:	- - - - -	$10.74 per tonne milled
	- - - - -	$ 3.34 per pound of Ni, net of cobalt byproduct credits

Life of Mine:	- - - - -	24.4 years

Payback:	- - - - -	7.8 years

Internal Rate of Return:	- - - - -	11.0%

Net Present Value (NPV) at 8% discount rate: $819 million

On average, the Turnagain project will produce 35,000 tonnes (77 million pounds) of payable nickel metal per year with a C1 cost of $3.34 per pound. The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to recoverable nickel metal delivered to market, net of by-product credits (cobalt).

Based on the findings of the PA, Wardrop concluded that the project is potentially mineable and recommendations have been made for the Company to proceed to pre-feasibility level. The Company will proceed with the recommendations presented in the final PA document which will be filed on SEDAR prior to April 19, 2010.

1.5     Summary of Quarterly Results - see attached table on page 10.

1.6     Liquidity and 1.7 Capital Resources

At December 31, 2009, the Company had working capital of $1,891,359 compared to working capital of $6,256,286 as at December 31, 2008. Accounts payable and accrued liabilities at December 31, 2009 were $285,527. The Company’s budget for administration and the exploration program for the fiscal year ending December 31, 2010 is approximately $2.8 million, as of the date of this report, the Company has a shortfall of approximately $1 million. On March 16, 2010 the Company announced a non-brokered private placement of up to four million units at a price of 25 cents per unit for gross proceeds of up to $1-million. The Company also has 2,719,802 outstanding share purchase warrants exercisable at $0.30 which expire in May 2010.

1.8     Off Balance sheet arrangements – N/A

1.9     Transactions with Related Parties

During the fiscal year ended December 31, 2009, the Company incurred and paid $609,239 in salaries, fees, and stock option awards with directors, officers, senior executives or companies controlled by them. Excluding stock-based compensation, the amount for 2009 was $452,000 as compared to $446,400 the prior year, an increase of $5,600 or 1%. An aggregate of $160,000 in deferred exploration expenses relates to amounts paid to one senior executive of the Company for project management, infrastructure and socio-economic project development for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $268,000 were paid during the year to the President, Chief Financial Officer and the Corporate Secretary, and increase of $114,000 or 74% over the same period of 2008. The increase in management fees relates to the increase in the work load of the day to day operations plus the addition of management fees paid to the President. During the year ended December 31, 2009, the Company incurred $24,000 in director fees compared to Nil for the same period in 2008.

1.10   Fourth Quarter

Exploration expenses for the fourth quarter were $1,786,558, up from the $725,272 expended in the third quarter, and up from the fourth quarter in 2008 ($1,786,558). Major components of the 2009 fourth quarter property expenses included geological services of $344,584; environmental studies of $41,154, and metallurgy costs of $243,023. As a result of an audit conducted by the Canada Revenue Agency, the Company incurred non cash adjustments to BC refundable mining tax credits of $920,514 and to Federal non-refundable mining tax credits of $180,712; refer to Note 8 of the Company's December 31, 2009 annual audited financial statements.

There were $363,033 of administrative expenses during the fourth quarter; these expenses were up $169,435 from $193,598 in the third quarter due to stock based compensation expense of $108,795 and accrued audit expense of $35,000. Future income taxes for Q 4 2009 was $261,788 primarily from the change in tax and resource pools as a result of an audit by the Canada Revenue Agency, refer to Note 8 of the Company's December 31, 2009 annual audited financial statements.

1.11   Proposed Transactions

On March 16, 2010 the Company announced a non-brokered private placement of up to four million units at a price of 25 cents per unit for gross proceeds of up to $1-million.

1.12   Critical Accounting Estimates

As at December 31, 2009, the Company’s financial statements reflect an asset “Deferred Exploration & Development Costs” with a balance of $28,321,528. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13   Changes in Accounting Policies Including Initial Adoption

As of January 1, 2009, the Company was required to adopt the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3064 “Goodwill and Intangible Assets”, which replaced the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard did not have any impact on the Company’s financial statements.

Adoption of International Financial Reporting Standards

In 2006, the Accounting Standards Board (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period. The AcSB has developed and published a detailed implementation plan, with changeover required for fiscal years beginning on or after January 1, 2011. The Company has completed a scoping study and is in the process of reviewing the impact of this initiative on its financial statements.

Other pronouncements issued by the CICA or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

1.14   Financial Instruments and other Instruments

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Significant areas requiring the use of management estimates include the determination of qualifying expenditures for refundable and non-refundable mining tax credits and the timing of receipt of refundable mining tax credits. Changes in interpretation of the relevant legislation and rules governing these mining tax credits may result in adjustments to the credits recorded in the statements as well as the timing of receipt of these mining tax credits.

Currency Risk
The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency.

Liquidity Risk
Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk
Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the years ended December 31, 2009 and 2008.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2009 and 2008, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at December 31, 2009 and 2008.

1.15   Other Capital Management

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of December 31, 2009, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at December 31, 2009. There have been no changes in these controls during the fourth quarter of 2009 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a)      additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b)      at December 31, 2009, the Company had 60,370,592 shares issued. The Company had 5,982,500 stock options outstanding, with exercise prices ranging from $0.30 to $2.80, a weighted average exercise price of $0.76 and a weighted average life of 3.29 years. In addition, 2,719,802 warrants were outstanding, with a weighted average exercise price of $0.30 and a weighted average life of 0.39 years.

Summary of Share data at December 31, 2009
		Weighted Average
		Price	Life in Years
Issued shares	60,370,592
Options	5,982,500	$0.76	3.29
Warrants	2,719,802	$0.30	0.39
Fully Diluted	69,072,894

1.5 SUMMARY OF QUARTERLY RESULTS

	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009	Q2 2009	Q3 2009	Q4 2009

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(362,493)	(433,322)	(561,741)	(703,533)	(403,929)	(261,074)	(191,789)	(620,746)
Net Income (loss)	(362,493)	(433,322)	(561,741)	(600,711)[5]	(403,929)	(261,074)	(191,789)	(620,746)[6]
Basic & diluted earnings (loss) per share	(.01)	(.01)	(.01)	(.00)	(.01)	(.00)	(.00)	(.01)
Deferred Exploration Expense – British Columbia properties	551,245	1,535,600	1,576,271	842,579	412,486	625,218	725,272	1,786,558

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5 The Net Income in the fourth quarter of 2008 reflects a year end adjustment of $(102,823) to reflect future income tax recovery.
6 The Net Income in the fourth quarter of 2009 reflects a year end adjustment of $261,788 to reflect future income taxes.